FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 04 February 2005


                         Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding 'Delisting from Official List' dated 04 February 2005

                                                                04 February 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                        DELISTING FROM THE OFFICIAL LIST


The Company gave notice on 14 January 2005 that cancellation of the listing of Baltimore's ordinary shares on the Official List of the UK Listing Authority and the cessation of trading of such shares on the London Stock Exchange's market for listed securities will become effective at 8 am on 14 February 2005.

The Board of Baltimore has arranged for KBC Peel Hunt Ltd, the Company's broker, to operate a matched bargain facility for investors seeking to trade in the Company's shares after 14 February 2005. Further details of this facility will be available in due course.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd                               Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com

Shore Capital and Corporate Ltd.                             Tel: 020 7408 4090
Guy Peters
Simon Edwards

KBC Peel Hunt Ltd                                            Tel: 020 7418 8900
Adam Hart
Matt Goode

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc


                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 04 February 2005